UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):  June 8, 2017

NABRIVA THERAPEUTICS AG

(Exact name of registrant as specified in its charter)

Republic of Austria	001-37558	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Leberstrasse 20 1110 Vienna, Austria	Not Applicable
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (973) 605-820+43 (0)1 740 930

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01  Other Information.

On June 8, 2017, in connection with the previously announced tender offer (the “Exchange Offer”) related to the exchange of American depositary shares (“Nabriva AG ADSs”) and common shares (“Nabriva AG Common Shares”) of Nabriva Therapeutics AG for ordinary shares of Nabriva Therapeutics plc (“Nabriva Ireland”), Nabriva Ireland distributed a communication to certain holders of Nabriva AG ADSs to remind such holders of the Exchange Offer and to provide information regarding how to tender into the Exchange Offer. The communication is attached hereto as Exhibit 99.1.

The information in this Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01  Financial Statements and Exhibits.

(d)                                 Exhibits

See Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 9, 2017	NABRVIA THERAPEUTICS AG

	By:	/s/ Gary Sender
	Name:	Gary Sender
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Reminder Letter sent by Nabriva Ireland to certain holders of Nabriva AG ADSs, dated June 8, 2017.